Exhibit 99.2

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders (the “Meeting”) of AYR Wellness Inc. (“AYR”, the “Corporation” or “we”) will be held at the offices of Stikeman Elliott LLP, 199 Bay Street, Commerce Court West, 53rd Floor, Toronto, Ontario, Canada M5L 1B9 on Thursday, June 22, 2023 at 10:00 a.m. (Eastern time), for the purposes of:

1.	receiving the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2022, together with the auditors’ report thereon;

2.	electing directors for the ensuing year;

3.	appointing auditors for the ensuing year; and

4.	transacting such other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

Holders of the Corporation’s limited voting shares are not entitled to vote on the election of directors.

The record date for the determination of registered holders of the Corporation’s subordinate voting shares (“Subordinate Voting Shares”), restricted voting shares (“Restricted Voting Shares”), limited voting shares (“Limited Voting Shares”, and collectively with the Subordinate Voting Shares and Restricted Voting Shares, “Equity Shares”) and multiple voting shares (“Multiple Voting Shares”, and together with the Equity Shares, “Shares”) entitled to receive notice of, and to vote at, the Meeting is the close of business on May 16, 2023 (the “Record Date”). For registered holders, only holders of Shares (“AYR Shareholders”) whose names are entered in the Corporation’s register of shareholders as of the close of business on the Record Date will be entitled to receive notice of, and to vote their shares at, the Meeting. Registered AYR Shareholders and duly appointed proxyholders will be able to attend, participate, vote and ask questions at the Meeting.

Beneficial AYR Shareholders (being AYR Shareholders who hold their shares through a securities dealer or broker, bank, trust company or trustee, custodian, nominee or other intermediary) who have not duly appointed themselves as their own proxy will not be able to vote at the Meeting (as the Corporation does not have any record of beneficial AYR Shareholders). Accordingly, if you are a beneficial AYR Shareholder and wish to vote at the Meeting, you MUST duly appoint yourself as your own proxy pursuant to the instructions in your enclosed voting instruction form.

AYR Shareholders may exercise their rights by attending the Meeting or by completing a form of proxy or voting instruction form, as applicable. If you are a registered AYR Shareholder that is unable to attend the Meeting or if you are a beneficial AYR Shareholder, please complete, date and sign the enclosed form of proxy (registered AYR Shareholders) or voting instruction form (beneficial AYR Shareholders), as applicable, and deal with it as directed. An AYR Shareholder who wishes to appoint a person other than the management nominees identified in the form of proxy or voting instruction form (the “AYR proxyholders”) to represent such shareholder at the Meeting may do so by inserting such person’s name in the blank space provided in the form of proxy or voting instruction form and following the instructions for submitting such form of proxy or voting instruction form.

Proxies must be received by Odyssey (Odyssey Trust Company, Attn: Proxy Department, 67 Yonge St, Suite 702, Toronto, Ontario, Canada M5E 1J8) no later than 10:00 a.m. (Eastern time) on the second business day preceding the day of the Meeting (being Tuesday, June 20, 2023) or any adjournment(s) or postponement(s) thereof. Your shares will be voted in accordance with your instructions as indicated on the proxy.

If you are a registered AYR Shareholder, contact Odyssey at www.odysseycontact.com for any voting questions you may have.

This notice of annual general meeting of AYR Shareholders is accompanied by the Circular and a form of proxy (for registered AYR Shareholders) or a voting instruction form (for beneficial AYR Shareholders). As an AYR Shareholder, it is very important that you read these documents carefully, as they contain important information and detailed instructions about how to vote your shares and participate in the Meeting.

(ii)

Dated at Miami, Florida on May 18, 2023.

By order of the Board of Directors,

(signed) Jonathan Sandelman

Jonathan Sandelman
Executive Chair

(iii)